UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-4174

A. Full title of the plan:

The Williams Investment Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

THE WILLIAMS INVESTMENT PLUS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of
The Williams Investment Plus Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Williams Investment Plus Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2022 and 2021, and the changes in its net assets available for benefits for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2022, (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1998.
Tulsa, Oklahoma
June 8, 2023

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2022 and 2021

	2022	2021
Assets:
Investments (at fair value)	$1,347,456,995	$1,701,979,822
Notes receivable from participants	21,946,595	20,941,200
Non-interest bearing cash	177,614	341,046
Receivables	1,127,868	299,281
Contribution receivable	15,093,610	12,000,754

Total assets	1,385,802,682	1,735,562,103

Liabilities:
Accrued liabilities	1,952,212	790,511

Total liabilities	1,952,212	790,511

Net assets available for benefits	$1,383,850,470	$1,734,771,592

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2022

Additions (reductions) to net assets:
Contributions:
Participant	$58,194,373
Employer	52,261,951
Rollovers	9,154,619
Total contributions	119,610,943

Net investment loss:
Net decrease in fair value of investments	(340,881,710)
Dividends	14,743,981
Interest	364,934
Total net investment loss	(325,772,795)

Interest income on notes receivable from participants	1,044,253

Total additions (reductions) to net assets	(205,117,599)

Deductions from net assets:
Withdrawals	143,467,798
Administrative expenses	2,289,569
Dividend distributions	46,156

Total deductions from net assets	145,803,523

Net decrease during the year	(350,921,122)

Net assets available for benefits at beginning of year	1,734,771,592

Net assets available for benefits at end of year	$1,383,850,470

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

Note 1--Description of plan

The information included below regarding The Williams Investment Plus Plan (the “Plan”) provides only a general description of the Plan. Participants should refer to the Plan document, as amended and restated, and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan maintained for the benefit of substantially all employees of The Williams Companies, Inc., and its participating subsidiaries (collectively, “Williams” or “Employer”) as provided in the Plan. A small amount of the Plan is an employee stock ownership plan (“ESOP”) and includes shares of Williams common stock held in the Transtock and Williams Companies Employee Stock Ownership Plan (“WESOP”) Accounts, as defined in the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is intended to constitute a plan described in Section 404(c) of ERISA and Title 29 of the Code of Federal Regulations Section 2550.404c-1, and the fiduciaries of the Plan may be relieved of liability for any losses that are the direct and necessary result of investment instructions given by a participant or beneficiary.

Administration

The Administrative Committee is the Plan administrator. The Investment Committee has the responsibility to monitor the performance of the trustee, investment funds and investment managers, and select, remove, and replace the trustee, any investment fund and any investment manager. The Benefits Committee has the authority and responsibility to determine whether to override the terms of the Plan which require the availability of common stock issued by The Williams Companies, Inc. The Benefits Committee, in its settlor capacity, may amend the Plan, provided it is a nonmaterial amendment as detailed in the Plan. Fidelity Management Trust Company (“FMTC”) is the trustee and record keeper. Additionally, Fidelity Investments Institutional Operations Company, Inc., provides certain other record keeping services for the Plan.

Contributions

Each eligible participant has contribution accounts consisting primarily of, as applicable, pre-tax, Roth, catchup, rollover, and employer contribution accounts. Certain participants may also have additional contribution accounts, as applicable.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

Each eligible employee participant may contribute from 1 percent to a maximum of 50 percent of their eligible compensation per pay period on a pre-tax and/or Roth basis. The maximum pre-tax and/or Roth contribution percentage for Highly Compensated Employees is subject to periodic adjustment in order to meet discrimination testing requirements and certain annual maximum statutory limits imposed by the Internal Revenue Service (“IRS”). The Employer will contribute an amount equal to 100 percent of each participant’s contribution per pay period up to a maximum of 6 percent of their eligible compensation. In addition, the Plan allows for discretionary Employer contributions. No such discretionary Employer contributions were made in 2022.

Additionally, eligible active employees who are not eligible to receive compensation credits under Williams’ defined benefit pension plan are eligible to receive a 4.5 percent Employer Fixed Annual Contribution made by Williams. The Employer Fixed Annual Contribution is made after the end of each Plan year and included in Contribution receivable on the Statements of Net Assets Available for Benefits. Eligible employees generally must be an active employee at year end to receive this contribution, with exceptions for retirement, disability, death, divestiture, and reduction in force.

The Plan also includes an automatic enrollment feature. Eligible participants who do not make an affirmative election to contribute or an affirmative election not to contribute within 60 days of hire are automatically enrolled in the Plan. If automatically enrolled, 3 percent of the participant’s eligible compensation is withheld on a pre-tax basis and invested in the default investment option designated by the Investment Committee. The participant has the right to change the contribution percentage, elect to discontinue contributions to the Plan, or make investment changes at any time.

Participants may elect to invest in various investment options subject to certain restrictions and provided they allocate their contribution in multiples of 1 percent. Investment options include common/collective trusts, common stocks including common stocks held within separately managed accounts, mutual funds, and a self-directed brokerage fund. A participant may change their investment election at any time. Participants may also exchange or rebalance any investment in their Plan account in accordance with the Plan’s investment provisions.

The Plan does not allow participants’ contributions, including employer and employee contributions, loan payments, and rollovers to be made or invested in shares of Williams common stock. A small amount of Williams common stock continues to be held in the Transtock and WESOP Accounts within the Plan’s Legacy WMB Stock Fund. Dividend payments on Williams common stock not passed through to the participant continue to be reinvested in additional shares of Williams common stock until the participant elects to receive such dividends in cash.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

Vesting

Participants have a nonforfeitable vested interest in the current fair value of the assets purchased with their contributions. Eligible participants become 20 percent vested in the employer contributions made on their behalf after one year of service as defined by the Plan. Such vesting increases an additional 20 percent for each year of service, and participants become 100 percent vested upon five years of service. In addition, a participant may become totally vested in their account by reason of their death, total and permanent disability, attainment of age 65, eligibility to receive early retirement benefits under a pension plan of Williams, reduction in work force, complete discontinuance of employer contributions, or termination or partial termination of the Plan. Upon certain sales of assets or companies, participants that have an involuntary termination of employment as a result of such sale are also 100 percent vested.

Employer contributions that are not vested at the time a participant withdraws from the Plan by reason of termination of employment, other than permanent job elimination or permanent reduction in work force, are used for certain items as specified in the Plan document, including the reduction of future employer contributions and payment of Plan expenses. During 2022, employer contributions were reduced by $1,016,386 from forfeited nonvested accounts.

Distributions and in-service withdrawals

Participants are entitled to receive the vested portion of their account when they cease to be an employee of Williams for any reason including retirement. Upon termination of service, a participant has distribution options available as outlined in the Plan.

Generally, the payment of benefits under the Plan shall be made in cash. However, with respect to amounts held in the Plan’s Legacy WMB Stock Fund, the participant may request payment of benefits under the Plan in common stock held within the fund.

Eligible employee participants may request a partial withdrawal from the Plan of their rollover contribution accounts and a portion, as defined in the Plan document, of their Prior Plans After-Tax Account. Eligible employee participants may make two such withdrawals during any Plan year and are not suspended from participation in the Plan following such a withdrawal. Outstanding loans will reduce the amount available for partial withdrawals.

Eligible participants who have completed two years of service and who are employees may request an additional in-service withdrawal from the Plan. The amount available for this withdrawal is calculated as defined in the Plan, but in no event shall it exceed the vested portion of the participant’s Employer Matching Contribution Account, Employer Cash Contribution Account, and the balance of the After-Tax Account. Outstanding loans will reduce the amount available for additional in-service withdrawals. Upon electing an additional in-service withdrawal, a participant is suspended from participation in the Plan for three months. Only one such withdrawal may be made every 12 months.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

A participant who is at least age 59½ may request a post-59½ withdrawal from the Plan. The withdrawal can include the vested portion of certain of the participant’s employer and employee contribution accounts. Outstanding loans will reduce the amount available for post-59½ withdrawals. Such withdrawal may be requested at any time and does not cause the participant to be suspended from the Plan.

An eligible employee participant who has a balance in a WESOP Account or Transtock Account may withdraw such balance at any time. Such withdrawal does not cause the participant to be suspended from the Plan.

Withdrawals from an eligible employee participant’s Pre-Tax Account and Roth Account before age 59½ may be made if the participant has suffered a financial hardship condition, as defined in the Plan. Such withdrawal does not cause the participant to be suspended from the Plan.

A participant who is under age 59½ and is totally and permanently disabled, as defined in the Plan, may make a withdrawal from the eligible amounts in their Pre-Tax Account and Roth Account or request a full distribution from the Plan.

Participant loans

The Plan permits eligible employee participants to obtain up to two loans from their account balances within specified limitations. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the aggregate of the highest outstanding balances of such loans during the immediately preceding 12-month period, or 50 percent of their vested balance. Loan terms may not exceed 58 months unless the loan is for the purchase of a primary residence, in which case the loan term may not exceed 25 years. Periodic principal and interest payments are reinvested according to the participant’s current investment election on file. The interest rate is equal to the prime rate of interest plus one percentage point or such other rate as the Administrative Committee shall specify. Principal and interest are paid ratably through payroll deductions. If the participant’s employment is terminated, the participant may continue to make principal and interest payments subject to certain limitations. Participants may make additional partial payments of the loan at any time and in such form as required by the record keeper.

Other
Each participant has their own individual account. Contributions and investment earnings are recorded to individual participant accounts. Plan investments are valued daily. The fair value per share of each fund is multiplied by the number of shares of the fund held in the participant’s account to arrive at their account balance.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

Net investment income (loss), including the net change in fair value of investments, on assets held in allocated accounts is applied to the individual participant accounts based on each participant’s account balances.

The ESOP allows for the election of dividend pass-through, which are cash dividends paid directly to participants, for the dividends received on the shares of Williams common stock held within the Plan’s ESOP.

While the Compensation and Management Development Committee of the Williams Board of Directors has not expressed any intent to terminate the Plan, it may do so, in its settlor capacity, at any time. In the event of any Plan termination, assets of the Plan will be distributed in accordance with the Plan document.

Note 2--Summary of significant accounting policies

Basis of accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting. However, benefit payments to participants are recorded when paid.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any estimated accrued and unpaid interest. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a withdrawal is recorded. Thus, no allowance for credit losses is required or recorded.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s Administrative Committee to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Risks and uncertainties

The Plan provides for various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ account balances.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

Investment valuation and income recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A discussion of fair value measurements is included in Note 3.

Purchases and sales of securities are recorded on a trade-date basis, which may result in amounts due to or from brokers related to unsettled trades. Dividend income is recorded on the ex-dividend date. Net increase (decrease) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions

Participant contributions are recorded when Williams makes payroll deductions from eligible Plan participants. Employer contributions are accrued in the period in which they become obligations of Williams.

Administrative expenses

Certain administrative expenses of the Plan, including audit and legal fees, are paid by Williams.

Note 3--Fair value measurements

The fair value hierarchy prioritizes the inputs used to measure fair value, giving the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Fair value balances are classified based on the observability of those inputs. The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Plan’s Level 1 investments primarily consist of mutual funds, common stocks, and money market funds that are traded on U.S. exchanges, as well as interest-bearing cash. The Plan’s Level 2 investments primarily consist of common stocks traded on foreign exchanges, certificates of deposit, and government and corporate bonds. The Plan’s Level 3 investments primarily consist of private placement common stocks that are not traded on an exchange.

The fair values of common stocks traded on U.S. exchanges and exchange-traded funds within the self-directed brokerage fund are derived from quoted market prices as of the close of business on the last business day of the Plan year. The fair value of common stocks traded on foreign exchanges are also derived from quoted market prices as of the close of business on an active foreign exchange on the last business day of the Plan year. The valuation requires

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

translation of the foreign currency to U.S. dollars, and the foreign exchange rate used in the translation is considered an observable input to the valuation. Shares of money market funds and mutual funds are valued at fair value based on published market prices as of the close of business on the last business day of the Plan year, which represent the net asset values (“NAV”) of the shares held by the Plan. The carrying value of interest-bearing cash approximates fair value because of the short-term nature of this investment. The units of the common/collective trusts are valued at fair value using the NAV practical expedient as determined by the issuer based on the current fair values of the underlying assets of the fund (see Note 4). There have been no significant changes in the preceding valuation methodologies used at December 31, 2022 and 2021.

The valuation methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. The use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets that are measured at fair value as of December 31, 2022 and 2021, with the exception of the common/collective trusts measured at fair value using the NAV practical expedient. The combined fair value for the common/collective trusts is provided to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

	Level 1	Level 2	Level 3	Total
2022:
Interest-bearing cash	$3,902,709	$—	$—	$3,902,709
Mutual funds	227,699,257	—	—	227,699,257
Self-directed brokerage fund	87,823,846	3,253,753	—	91,077,599
Common stocks	328,228,850	1,268,895	285,265	329,783,010
Corporate bonds	—	227,893	—	227,893
	$647,654,662	$4,750,541	$285,265	652,690,468
Common/collective trusts				694,766,527
Total investments at fair value				$1,347,456,995

2021:
Interest-bearing cash	$3,825,101	$—	$—	$3,825,101
Mutual funds	277,986,044	—	—	277,986,044
Self-directed brokerage fund	111,636,945	2,108,606	—	113,745,551
Common stocks	474,824,470	3,590,671	342,256	478,757,397
	$868,272,560	$5,699,277	$342,256	874,314,093
Common/collective trusts				827,665,729
Total investments at fair value				$1,701,979,822

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

Note 4--Common/collective trusts

The Plan holds investments in several common/collective trusts that invest primarily in mutual funds, fixed income securities, and international equity securities. These common/collective trusts have no unfunded commitments. Generally, participant-directed redemptions occur daily. In some cases, FMTC may require up to ten days to settle these redemptions. However, FMTC may require additional notice for redemptions directed by a plan sponsor.

Additionally, the Plan holds investments in the Fidelity Managed Income Portfolio II Fund (“MIP II Fund”), a common/collective trust, which is managed by FMTC as trustee (“MIP II Fund Trustee”). Participant-directed withdrawals of MIP II Fund units may be made on any business day. Participant-directed exchanges to another investment option may be made on any business day as long as the exchange is not directed into a competing fund (money market funds or certain other types of fixed income funds). Transferred amounts must be held in a noncompeting investment option for 90 days before subsequent transfers to a competing fund may occur. Withdrawals directed by a plan sponsor must be preceded by 12-months written notice to the MIP II Fund Trustee. The MIP II Fund Trustee may in its discretion complete any such plan-level withdrawals before the expiration of such 12-month period. Additionally, the MIP II Fund Trustee may defer completing a withdrawal directed by a participant or plan sponsor where doing so might adversely affect the MIP II Fund portfolio. The MIP II Fund Trustee shall make the payments available as quickly as cash flows and prudent portfolio management permit.

Note 5--Transactions with parties-in-interest

Certain investments held by the Plan are managed by the trustee. Additionally, certain investments held within the Plan are in Williams common stock. Therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt from the prohibited transaction rules.

Note 6--Tax status and federal income taxes

The Plan has received a determination letter from the IRS dated July 24, 2015, stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been further amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator has indicated it will take the necessary steps, if any, to maintain the Plan’s compliance with the Code.

Plan management is required by generally accepted accounting principles to evaluate uncertain tax positions taken by the Plan. The financial statement impact of a tax position must be recognized when the position is more likely than not, based on its technical merits, to be

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

sustained upon examination by the IRS. As of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken.

Note 7--Differences between financial statements and Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 at December 31:

	2022	2021
Net assets available for benefits per the financial statements	$1,383,850,470	$1,734,771,592
Amounts allocated to withdrawing participants	(40,000)	—
Net assets available for benefits per the Form 5500	$1,383,810,470	$1,734,771,592

The following is a reconciliation of Net decrease during the year per the Statement of Changes in Net Assets Available for Benefits to net income (loss) per the Form 5500 for the year ended December 31, 2022:

Net decrease during the year	$(350,921,122)
Less: Amounts allocated to withdrawing participants at December 31, 2022	(40,000)
Net loss per Form 5500	$(350,961,122)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Note 8--Subsequent event

On February 14, 2023, Williams acquired 100 percent of MountainWest Pipelines Holding Company (“MountainWest”). MountainWest sponsored a defined contribution plan, MountainWest Pipelines 401(k) Retirement Savings Plan (“MWP 401(k)”). The MWP 401(k) plan was terminated effective February 13, 2023. Former employees of MountainWest became Williams employees eligible for plan participation effective February 14, 2023, and were credited with prior service for vesting purposes under the Plan.

SUPPLEMENTAL SCHEDULE

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2022

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value

	Common/Collective Trusts
*	Fidelity Managed Income Portfolio II Class 4	89,477,699 shares		$89,477,699
*	Fidelity Diversified International Commingled Pool	3,165,046 shares		47,159,188
	Prudential Core Plus Bond Fund Class 5	177,710 shares		29,672,300
	Vanguard Target Retirement Income Trust I	273,487 shares		15,747,394
	Vanguard Target Retirement 2020 Trust I	540,764 shares		33,716,614
	Vanguard Target Retirement 2025 Trust I	615,519 shares		39,374,779
	Vanguard Target Retirement 2030 Trust I	1,859,675 shares		121,883,093
	Vanguard Target Retirement 2035 Trust I	578,690 shares		39,495,610
	Vanguard Target Retirement 2040 Trust I	1,610,823 shares		115,479,885
	Vanguard Target Retirement 2045 Trust I	566,185 shares		41,495,669
	Vanguard Target Retirement 2050 Trust I	1,059,696 shares		78,290,340
	Vanguard Target Retirement 2055 Trust I	313,595 shares		28,254,930
	Vanguard Target Retirement 2060 Trust I	219,177 shares		10,378,052
	Vanguard Target Retirement 2065 Trust I	146,798 shares		4,276,237
	Vanguard Target Retirement 2070 Trust I	3,647 shares		64,737
				694,766,527
	Registered Investment Companies
	PIMCO Real Return Fund Institutional Class	1,079,110 shares		10,780,304
*	Fidelity U.S. Bond Index Fund	1,090,844 shares		11,104,788
	Vanguard Extended Market Index Fund Institutional	269,530 shares		27,179,360
	Vanguard Institutional Index Fund Institutional Plus	507,151 shares		163,109,759
	Vanguard Total International Stock Index Fund Institutional	131,927 shares		14,699,267
				226,873,478
	Common Stock
*	The Williams Companies, Inc.	227,247 shares		7,479,510
				7,479,510
	Investments held in Separately Managed Accounts
	Macquarie U.S. Large Cap Value Equity Portfolio:
	Interest-bearing Cash:
	BROWN BROTHERS HARRIMAN STIF FUND	685,704 shares		685,704

	Common Stock:
	AMERICAN INTERNATIONAL GROUP	32,900 shares		2,080,596
	ARCHER DANIELS MIDLAND CO	22,115 shares		2,053,378
	BAXTER INTL INC	37,600 shares		1,916,472
	BROADCOM INC	3,600 shares		2,012,868
	CIGNA GROUP (THE)	5,868 shares		1,944,303

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2022

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	CISCO SYSTEMS INC	38,446 shares		1,831,567
	COGNIZANT TECH SOLUTIONS CL A	32,614 shares		1,865,195
	COMCAST CORP CL A	56,985 shares		1,992,765
	CONAGRA BRANDS INC	55,516 shares		2,148,469
	CONOCOPHILLIPS	15,481 shares		1,826,758
	CVS HEALTH CORP	20,384 shares		1,899,585
	DISCOVER FIN SVCS	18,727 shares		1,832,062
	DISNEY (WALT) CO	21,034 shares		1,827,434
	DOLLAR GENERAL CORP	8,290 shares		2,041,413
	DOLLAR TREE INC	13,000 shares		1,838,720
	DOVER CORP	13,965 shares		1,891,001
	DUPONT DE NEMOURS INC	30,936 shares		2,123,138
	EDISON INTL	31,500 shares		2,004,030
	EQUITY RESIDENTIAL REIT	30,789 shares		1,816,551
	FIDELITY NATL INFORM SVCS INC	21,845 shares		1,482,183
	HOLOGIC INC	26,064 shares		1,949,848
	HONEYWELL INTL INC	9,656 shares		2,069,281
	JOHNSON & JOHNSON	11,818 shares		2,087,650
	MERCK & CO INC NEW	19,249 shares		2,135,676
	METLIFE INC	27,376 shares		1,981,201
	MOTOROLA SOLUTIONS INC	8,200 shares		2,113,222
	NORTHROP GRUMMAN CORP	3,993 shares		2,178,621
	ORACLE CORP	24,238 shares		1,981,214
	RAYTHEON TECHNOLOGIES CORP	21,334 shares		2,153,027
	TJX COMPANIES INC NEW	26,400 shares		2,101,440
	TRUIST FINL CORP	42,200 shares		1,815,866
	US BANCORP DEL	41,500 shares		1,809,815
	VERIZON COMMUNICATIONS INC	47,822 shares		1,884,187

	LSV U.S. Small/Mid Cap Value Equity Portfolio:
	Interest-bearing Cash:
	BROWN BROTHERS HARRIMAN STIF FUND	800,005 shares		800,005

	Common Stock:
	AARON'S CO INC/THE	4,775 shares		57,061
	ACUITY BRANDS INC	1,825 shares		302,238
	AGCO CORP	4,000 shares		554,760
	ALASKA AIR GROUP INC	3,300 shares		141,702
	ALLISON TRANSMISSION HLDGS INC	6,500 shares		270,400
	AMC NETWORKS INC CL A	3,600 shares		56,412

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2022

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	AMDOCS LTD	1,900 shares		172,710
	AMERICAN ASSETS TRUST INC	5,600 shares		148,400
	AMERICAN FINL GROUP INC OHIO	1,500 shares		205,920
	AMKOR TECHNOLOGY INC	9,700 shares		232,606
	APA CORP	6,900 shares		322,092
	APPLE HOSPITALITY REIT INC	10,900 shares		172,002
	ARC DOCUMENT SOLUTIONS INC	50,800 shares		148,844
	ARCBEST CORP	2,900 shares		203,116
	ARMADA HOFFLER PROPERTIES INC	14,004 shares		161,046
	ARROW ELECTRONICS INC	4,700 shares		491,479
	ATKORE INC	3,800 shares		430,996
	AVIAT NETWORKS INC	2,500 shares		77,975
	BERRY GLOBAL GROUP INC	4,700 shares		284,021
	BLOCK H & R INC	9,400 shares		343,194
	BLOOMIN BRANDS INC	6,600 shares		132,792
	BORGWARNER INC	4,900 shares		197,225
	BRIXMOR PPTY GROUP INC	5,600 shares		126,952
	BUNGE LIMITED	2,100 shares		209,517
	C N A FINANCIAL CORP	4,600 shares		194,488
	CAPRI HOLDINGS LTD	2,200 shares		126,104
	CHATHAM LODGING TRUST	9,100 shares		111,657
	CHEMOURS CO/ THE	6,800 shares		208,216
	CIRRUS LOGIC INC	2,200 shares		163,856
	CITIZENS FINANCIAL GROUP INC	6,979 shares		274,763
	CITY OFFICE REIT INC	15,100 shares		126,538
	CNO FINANCIAL GROUP INC	16,200 shares		370,170
	CNX RESOURCES CORP	5,300 shares		89,252
	CONAGRA BRANDS INC	5,600 shares		216,720
	CORECIVIC INC	8,000 shares		92,480
	CRANE HOLDINGS CO	1,000 shares		100,450
	CSG SYSTEMS INTL INC	3,300 shares		188,760
	CUSTOMERS BANCORP INC	7,500 shares		212,550
	DAVITA INC	2,500 shares		186,675
	DELUXE CORP	4,300 shares		73,014
	DIODES INC	2,200 shares		167,508
	DONNELLEY FINANCIAL SOLUTIONS INC	4,500 shares		173,925
	EASTMAN CHEMICAL CO	2,200 shares		179,168
	ENERGIZER HLDGS INC	4,000 shares		134,200
	ENTERTAINMENT PPTYS TR	3,400 shares		128,248

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2022

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	EQUITABLE HOLDINGS INC	5,700 shares		163,590
	EXELIXIS INC	7,500 shares		120,300
	F&G ANNUITIES & LIFE INC	258 shares		5,163
	FARMERS NATL BANC CORP	9,800 shares		138,376
	FEDERAL AGRI MTG NON VTG CL C	170 shares		19,161
	FIDELITY NATIONAL FINL INC	3,800 shares		142,956
	FINANCIAL INSTITUTIONS INC	6,500 shares		158,340
	FIRST AMERICAN FINANCIAL CORP	3,200 shares		167,488
	FIRST BUSEY CORP	7,500 shares		185,400
	FIRST INTERNET BANCORP	5,400 shares		131,112
	FOOT LOCKER INC	4,200 shares		158,718
	FRANKLIN STREET PPTYS CORP	13,600 shares		37,128
	GOODYEAR TIRE & RUBBER CO	11,600 shares		117,740
	GRAPHIC PACKAGING HOLDING CO	5,300 shares		117,925
	GRAY TELEVISION INC	1,086 shares		12,152
	GREAT SOUTHERN BANCORP INC	2,914 shares		173,354
	GUESS INC	7,900 shares		163,451
	HANMI FINANCIAL CORPORATION	8,800 shares		217,800
	HARLEY-DAVIDSON INC	5,800 shares		241,280
	HAVERTY FURNITURE COS INC	8,200 shares		245,180
	HAWAIIAN HLDGS INC	5,900 shares		60,534
	HERBALIFE NUTRITION LTD	5,000 shares		74,400
	HF SINCLAIR CORP	10,300 shares		534,467
	HILLENBRAND INC	4,700 shares		200,549
	HOPE BANCORP INC	16,800 shares		215,208
	HORIZON BANCORP INC INDIANA	8,900 shares		134,212
	HOST HOTELS & RESORTS INC	8,100 shares		130,005
	HUNTINGTON INGALLS INDUSTRIES INC	600 shares		138,408
	HUNTSMAN CORP	9,000 shares		247,320
	INDUSTRIAL LOGISTICS PROPERTIES TR	7,587 shares		24,809
	INGEVITY CORP	2,169 shares		152,784
	INGLES MARKETS INC-CL A	2,600 shares		250,796
	INGREDION INC	3,800 shares		372,134
	INNOVIVA INC	6,800 shares		90,100
	IRON MOUNTAIN INC	2,300 shares		114,655
	IRONWOOD PHARMA CL A (PEND)	25,900 shares		320,901
	JABIL INC	6,600 shares		450,120
	JAZZ PHARMA PLC	2,700 shares		430,137
	JEFFERIES FINANCIAL GROUP INC	5,900 shares		202,252

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2022

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	JOHNSON OUTDOORS INC CL A	2,300 shares		152,076
	KELLY SERVICES INC CL A	9,100 shares		153,790
	KOHLS CORP	3,800 shares		95,950
	KOPPERS HLDGS INC	4,900 shares		138,180
	M D C HOLDINGS INC	4,100 shares		129,560
	MACYS INC	7,100 shares		146,615
	MANPOWERGROUP INC	2,200 shares		183,062
	MARATHON OIL CORP	8,600 shares		232,802
	MEDICAL PPTY TR INC	22,400 shares		249,536
	MGIC INVESTMENT CORP	13,000 shares		169,000
	MIDLAND STATES BANCORP INC	7,200 shares		191,664
	MODINE MANUFACTURING CO	13,300 shares		264,138
	MOLSON COORS BEVERAGE CO B	6,900 shares		355,488
	MOOG INC CL A	1,800 shares		157,968
	MOSAIC CO NEW	6,100 shares		267,607
	MSC INDUSTRIAL DIRECT CO CL A	1,800 shares		147,060
	MYERS INDUSTRIES	7,700 shares		171,171
	NATIONAL FUEL GAS CO NJ	4,000 shares		253,200
	NAVIENT CORP	16,900 shares		278,005
	NCR CORP	3,300 shares		77,253
	NEW MOUNTAIN FINANCE CORP	11,800 shares		145,966
	NEXSTAR MEDIA GROUP INC	1,676 shares		293,350
	NRG ENERGY INC	6,900 shares		219,558
	O-I GLASS INC	11,900 shares		197,183
	ODP CORP/THE	4,170 shares		189,902
	OFFICE PROPERTIES INCOME TRUST	7,076 shares		94,465
	OFG BANCORP	6,448 shares		177,707
	OMEGA HEALTHCARE INVESTORS INC	6,800 shares		190,060
	OWENS CORNING INC	3,200 shares		272,960
	PARAMOUNT GLOBAL CL B	4,700 shares		79,336
	PDC ENERGY INC	3,800 shares		241,224
	PENNANTPARK INVESTMENT CORP	33,903 shares		194,942
	PENSKE AUTOMOTIVE GROUP INC	3,600 shares		413,748
	PIEDMONT OFFICE REALTY TRUST A	13,500 shares		123,795
	PLYMOUTH INDL REIT INC	3,500 shares		67,130
	PREMIER FINANCIAL CORP	7,600 shares		204,972
	PULTEGROUP INC	6,300 shares		286,839
	PVH CORP	2,780 shares		196,240
	QORVO INC	1,700 shares		154,088

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2022

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	QUANEX BUILDING PRODUCTS	7,400 shares		175,232
	QURATE RETAIL INC	13,600 shares		22,168
	RADIAN GROUP INC	9,800 shares		186,886
	RBB BANCORP	8,100 shares		168,885
	REGIONAL MANAGEMENT CORP	5,400 shares		151,632
	REGIONS FINANCIAL CORP	11,100 shares		239,316
	REINSURANCE GROUP OF AMERICA	1,400 shares		198,926
	RELIANCE STEEL & ALUMINUM CO	1,100 shares		222,684
	REV GROUP INC	3,900 shares		49,218
	ROCKY BRANDS INC	4,000 shares		94,480
	SABRA HEALTHCARE REIT INC	11,900 shares		147,917
	SANMINA CORP	4,600 shares		263,534
	SELECT MEDICAL HLDGS CORP	11,468 shares		284,751
	SFL CORP LTD	16,975 shares		156,510
	SILGAN HOLDINGS INC	6,700 shares		347,328
	SNAP-ON INCORPORATED	1,000 shares		228,490
	SONIC AUTOMOTIVE INC CL A	3,600 shares		177,372
	SPROUTS FMRS MKT INC	8,700 shares		281,619
	TD SYNNEX CORP	1,313 shares		124,354
	TOLL BROTHERS INC	3,600 shares		179,712
	TRITON INTERNATIONAL LTD	4,800 shares		330,144
	TRONOX HOLDINGS PLC	9,600 shares		131,616
	TTM TECHNOLOGIES INC	10,100 shares		152,308
	UGI CORP NEW	4,000 shares		148,280
	ULTRA CLEAN HOLDINGS INC	4,100 shares		135,915
	UNITED AIRLINES HOLDINGS INC	3,400 shares		128,180
	UNITED THERAPEUTICS CORP DEL	1,300 shares		361,517
	UNITI GROUP INC	19,900 shares		110,047
	UNIVERSAL HEALTH SVCS INC CL B	2,100 shares		295,869
	UNUM GROUP	7,000 shares		287,210
	VILLAGE SUPER MKT INC CL A NEW	5,000 shares		116,450
	VISHAY INTERTECHNOLOGY INC	9,200 shares		198,444
	VISTA OUTDOOR INC	5,500 shares		134,035
	VISTRA CORP	16,300 shares		378,160
	VOYA FINANCIAL INC	4,800 shares		295,152
	WABASH NATIONAL CORP	7,300 shares		164,980
	WEIS MARKETS INC	300 shares		24,687
	WESTERN UNION CO	10,400 shares		143,208
	WESTROCK CO	7,300 shares		256,668

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2022

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	WHIRLPOOL CORP	2,000 shares		282,920
	WILLIAMS-SONOMA INC	1,300 shares		149,396
	WINNEBAGO INDUSTRIES INC	3,100 shares		163,370
	WORLD FUEL SERVICES CORP	4,100 shares		112,053
	XEROX HOLDINGS CORP	8,825 shares		128,845
	ZIONS BANCORP	8,200 shares		403,112

	T. Rowe Price U.S. Large-Cap Core Growth Equity Portfolio:
	Interest-bearing Cash:
	BROWN BROTHERS HARRIMAN STIF FUND	762,335 shares		762,334

	Registered Investment Company:
*	T Rowe Price Government Reserve Fund	825,779 shares		825,779

	Common Stock:
	ADVANCED MICRO DEVICES INC	24,326 shares		1,575,595
	ADYEN BV	339 shares		467,538
	AFFIRM HOLDINGS INC	8,958 shares		86,624
	ALIGN TECHNOLOGY INC	1,020 shares		215,118
	ALPHABET INC CL A	19,660 shares		1,734,602
	ALPHABET INC CL C	134,749 shares		11,956,279
	AMAZON.COM INC	142,847 shares		11,999,148
	ANT INTERNATIONAL CO LTD CLASS C PP	121,484 shares		207,738
	APPLE INC	133,270 shares		17,315,771
	ASML HLDG NV (NY REG SHS) NEW YORK REGIST	4,624 shares		2,526,554
	ASTRAZENECA PLC SPONS ADR	11,065 shares		750,207
	ATLASSIAN CORP PLC CLS A	5,614 shares		722,410
	BILL HOLDINGS INC	6,610 shares		720,226
	BLOCK INC CL A	10,803 shares		678,861
	CHIPOTLE MEXICAN GRILL INC	1,230 shares		1,706,613
	CHUBB LTD	9,649 shares		2,128,569
	CINTAS CORP	898 shares		405,555
	CONFLUENT INC	9,761 shares		217,085
	CROWDSTRIKE HOLDINGS INC	2,378 shares		250,380
	DANAHER CORP	11,232 shares		2,981,197
	DATABRICKS INC SER G PC PP	1,533 shares		75,439
	DATADOG INC CL A	4,282 shares		314,727
	DISNEY (WALT) CO	6,617 shares		574,885
	DOLLAR GENERAL CORP	8,767 shares		2,158,874
	DOORDASH INC	7,205 shares		351,748
	ELEVANCE HEALTH INC	2,332 shares		1,196,246

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2022

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	FORTINET INC	3,830 shares		187,249
	GENERAL ELECTRIC CO	8,350 shares		699,647
	GOLDMAN SACHS GROUP INC	6,613 shares		2,270,772
	HUMANA INC	3,956 shares		2,026,224
	INTUIT INC	7,969 shares		3,101,694
	INTUITIVE SURGICAL INC	12,438 shares		3,300,423
	LAM RESEARCH CORP	711 shares		298,833
	LILLY (ELI) & CO	12,069 shares		4,415,323
	LINDE PLC	3,518 shares		1,147,501
	LULULEMON ATHLETICA INC	4,050 shares		1,297,539
	MARSH & MCLENNAN COS INC	7,986 shares		1,321,523
	MARVELL TECHNOLOGY INC	16,696 shares		618,420
	MASTERCARD INC CL A	16,154 shares		5,617,230
	META PLATFORMS INC CL A	24,844 shares		2,989,727
	MICROSOFT CORP	97,588 shares		23,403,554
	MONGODB INC CL A	4,167 shares		820,232
	MONOLITHIC POWER SYS INC	2,799 shares		989,754
	MSCI INC	696 shares		323,758
	NETFLIX INC	6,397 shares		1,886,347
	NIKE INC CL B	14,634 shares		1,712,324
	NVIDIA CORP	33,739 shares		4,930,617
	OLD DOMINION FREIGHT LINES INC	2,530 shares		717,963
	PAYCOM SOFTWARE INC	611 shares		189,599
	PAYPAL HLDGS INC	5,434 shares		387,010
	ROPER TECHNOLOGIES INC	3,513 shares		1,517,932
	ROSS STORES INC	20,693 shares		2,401,837
	S&P GLOBAL INC	3,784 shares		1,267,413
	SCHWAB CHARLES CORP	20,623 shares		1,717,071
	SEA LTD ADR	15,402 shares		801,366
	SERVICENOW INC	10,774 shares		4,183,221
	SHERWIN WILLIAMS CO	4,604 shares		1,092,667
	SHOPIFY INC CL A	21,781 shares		756,018
	SHOPIFY INC CL A	650 shares		22,568
	SNOWFLAKE INC CL A	2,782 shares		399,328
	STRYKER CORP	5,998 shares		1,466,451
	SYNOPSYS INC	6,757 shares		2,157,443
	T-MOBILE US INC	13,591 shares		1,902,740
	TAIWAN SEMIC MFG CO LTD SP ADR	7,932 shares		590,855
	TE CONNECTIVITY LTD	3,543 shares		406,736
	TELEFLEX INC	1,435 shares		358,219
	TENCENT HOLDINGS LTD	18,200 shares		778,789

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2022

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	TESLA INC	17,095 shares		2,105,762
	TEXAS INSTRUMENTS INC	7,539 shares		1,245,594
	THE BOOKING HOLDINGS INC	680 shares		1,370,390
	THERMO FISHER SCIENTIFIC INC	3,707 shares		2,041,408
	TJX COMPANIES INC NEW	5,491 shares		437,084
	TRANSUNION	4,000 shares		227,000
	UNITEDHEALTH GROUP INC	17,099 shares		9,065,548
	VEEVA SYS INC CL A	2,902 shares		468,325
	VISA INC CL A	32,569 shares		6,766,535
	ZOETIS INC CL A	7,918 shares		1,160,383

	Corporate Bonds:
	CARVANA CO	Par value of $485,000 10.25% Due 5/1/203		227,893

	William Blair U.S. Small/Mid Cap Growth Equity Portfolio:
	Interest-bearing Cash:
	BROWN BROTHERS HARRIMAN STIF FUND	1,654,666 shares		1,654,666

	Common Stock:
	ABIOMED INC CVR	2,047 shares		2,088
	ACADIA HEALTHCARE CO INC	10,957 shares		901,980
	ADVANCED DRAINAGE SYSTEMS INC	6,503 shares		533,051
	ALARM.COM HOLDINGS INC	10,196 shares		504,498
	AMBARELLA INC	5,594 shares		459,995
	ARES MANAGEMENT CORP CL A	8,308 shares		568,599
	AXON ENTERPRISE INC	7,681 shares		1,274,508
	AZENTA INC	6,622 shares		385,533
	BLUEPRINT MEDICINES CORP	4,621 shares		202,446
	BRINKS CO	17,008 shares		913,500
	BUILDERS FIRSTSOURCE	19,027 shares		1,234,472
	BURLINGTON STORES INC	3,199 shares		648,629
	BWX TECHNOLOGIES INC	26,173 shares		1,520,128
	CAMECO CORP	43,055 shares		976,057
	CARLYLE GROUP INC (THE)	13,440 shares		401,050
	CASELLA WASTE SYS INC CL A	7,826 shares		620,680
	CERTARA INC	23,958 shares		385,005
	CF INDUSTRIES HOLDINGS INC	7,049 shares		600,575
	CHARLES RIVER LABS INTL INC	2,956 shares		644,112
	CHART INDUSTRIES INC	6,742 shares		776,881
	CHEMED CORP	2,371 shares		1,210,229

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2022

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	COGNEX CORP	10,550 shares		497,011
	CROWN HOLDINGS INC	12,600 shares		1,035,846
	DENBURY INC	6,251 shares		543,962
	DYNATRACE INC	21,512 shares		823,910
	ENCOMPASS HEALTH CORP	18,501 shares		1,106,545
	ENTEGRIS INC	7,543 shares		494,745
	EURONET WORLDWIDE INC	10,807 shares		1,019,965
	FIRSTSERVICE CORP	4,021 shares		492,774
	FOX FACTORY HOLDING CORP	6,873 shares		627,024
	FRESHPET INC	6,716 shares		354,403
	GENPACT LTD	10,777 shares		499,191
	GLOBUS MEDICAL INC	8,167 shares		606,563
	GUIDEWIRE SOFTWARE INC	7,679 shares		480,398
	HALOZYME THERAPEUTICS INC	15,017 shares		854,467
	HEALTHEQUITY INC	14,428 shares		889,342
	HEICO CORP CL A	5,164 shares		618,905
	INSMED INC	15,456 shares		308,811
	INSPIRE MEDICAL SYSTEMS INC	3,730 shares		939,512
	INSULET CORP	1,624 shares		478,089
	LANCASTER COLONY CORP	4,022 shares		793,541
	LESLIE'S INC	48,287 shares		589,584
	LINCOLN ELECTRIC HLDGS INC	2,985 shares		431,303
	LIVE NATION ENTERTAINMENT INC	6,097 shares		425,205
	MARTIN MARIETTA MATERIALS INC	2,703 shares		913,533
	MERCURY SYSTEMS INC	21,971 shares		982,983
	MERIT MEDICAL SYSTEMS INC	14,289 shares		1,009,089
	MKS INSTRUMENTS INC	4,125 shares		349,511
	MONGODB INC CL A	2,010 shares		395,648
	NATIONAL INSTRUMENT CORP	20,466 shares		755,195
	NATIONAL VISION HOLDINGS INC	26,824 shares		1,039,698
	NEW FORTRESS ENERGY INC	14,885 shares		631,422
	NICE LTD SPON ADR	3,578 shares		688,049
	NOVANTA INC	4,903 shares		666,171
	PAGERDUTY INC	22,935 shares		609,154
	PENUMBRA INC	5,035 shares		1,120,086
	PERFORMANCE FOOD GROUP CO	19,682 shares		1,149,232
	PLANET FITNESS INC CL A	10,110 shares		796,668
	POOL CORP	2,739 shares		828,082
	PURE STORAGE INC CL A	18,891 shares		505,523

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2022

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	REPLIGEN	3,208 shares		543,146
	REVOLVE GROUP INC	20,991 shares		467,260
	SHOALS TECHNOLOGIES GROUP INC	17,565 shares		433,329
	SOLAREDGE TECHNOLOGIES INC	3,120 shares		883,802
	TECHNIPFMC PLC	81,738 shares		996,386
	TREX CO INC	13,628 shares		576,873
	TWIST BIOSCIENCE CORP	8,710 shares		207,385
	VARONIS SYSTEMS INC	28,379 shares		679,393
	VIRTU FINANCIAL INC- CL A	37,051 shares		756,211
	WESTERN ALLIANCE BANCORP	11,207 shares		667,489
	WHITECAP RESOURCES INC	96,441 shares		766,706
	WILLSCOT MOBILE MINI HOLDINGS CORP	8,809 shares		397,902
	WOLFSPEED INC	4,840 shares		334,154
	WYNDHAM HOTELS & RESORTS INC	13,954 shares		995,060
				327,259,881

*	Self-Directed Brokerage Fund	A self-directed brokerage fund allowing participants to invest in a wide array of securities including but not limited to publicly traded stocks, mutual funds, exchange-traded funds, bonds, certificates of deposit, and money market funds at their discretion.		91,077,599

		Investments (at fair value)		1,347,456,995

*	Participant Loans	Loans extended to participants at interest rates of 4.25% to 9.5%		21,946,595

				$1,369,403,590

*Party-in-interest
**Column not applicable for participant-directed investments.

    SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
THE WILLIAMS INVESTMENT PLUS PLAN
(Name of Plan)
/s/Melissa McGillen
Melissa McGillen
Chairman, Administrative Committee
The Williams Companies, Inc.
Date: June 8, 2023

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm